Condensed Consolidated Interim
Financial Statements

For the Three and Six Months Ended June 30, 2026 and 2025

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		June 30, 2026	December 31, 2025
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$450,850	$528,931
Amounts receivable		119,218	137,516
Inventories		423,578	333,715
Other current equity investments	16	2,253	11,967
Other current financial assets	16	4,099	2,566
Other current assets	5	105,670	55,382
		1,105,668	1,070,077

Property, plant and equipment	6	1,757,570	1,600,400
Deferred income tax assets	12	—	24,899
Non-current equity investments	16	146,532	105,870
Other non-current financial assets	16	77,173	113,555
Other non-current assets	7	8,157	43,849
		1,989,432	1,888,573
Total assets		$3,095,100	$2,958,650

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$365,548	$369,694
Income tax payable		34,411	28,879
Other current financial liabilities	16	21,383	16,346
Other current liabilities	5	35,670	31,984
		457,012	446,903

Provision for reclamation	8	296,409	294,452
Deferred income tax liabilities	12	49,657	37,899
Other non-current financial liabilities	16	58,536	82,093
Other non-current liabilities	7	66,127	37,541
		470,729	451,985
Shareholders' equity
Share capital	13	657,241	727,038
Contributed surplus		30,641	30,945
Accumulated other comprehensive loss		(3,116)	(49,363)
Retained earnings		1,482,593	1,351,142
		2,167,359	2,059,762
Total liabilities and shareholders' equity		$3,095,100	$2,958,650
Commitments and contingencies (note 15)
Subsequent events (note 13 and 18)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)		2026	2025	2026	2025
(except per share amounts)	Notes

Revenue	9	$442,712	$288,343	$927,406	$587,842

Cost of sales
Production costs		251,413	174,868	505,595	373,746
Depreciation, depletion and amortization		32,288	26,037	65,189	50,121
Earnings from mine operations		159,011	87,438	356,622	163,975

Exploration and evaluation costs		10,761	9,650	23,457	16,825
Corporate administration costs		8,497	7,664	21,093	17,145
Share-based compensation expenses		1,133	2,045	12,797	2,871
Care and maintenance expenses		5,405	3,601	10,034	9,630
Reclamation expense (recovery)	8	3,800	(7,560)	2,738	(2,755)
Other operating expenses	10	8,904	15,553	57,212	20,874
Earnings from operations		120,511	56,485	229,291	99,385

Gain on sale of Greenstone Partnership	4	(2,071)	(14,977)	(18,185)	(21,607)
Other non-operating (income) expenses	11	(8,874)	960	(21,314)	(8,658)
Finance costs		5,155	4,084	9,860	7,954
Earnings before income tax		126,301	66,418	258,930	121,696
Income tax expense (recovery)	12	54,183	(2,155)	107,381	22,668
Net earnings		72,118	68,573	151,549	99,028

Other Comprehensive Income

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	16	73,964	10,696	30,935	8,686
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity investments	16	(10,989)	5,832	15,312	5,162
Other comprehensive income	16	62,975	16,528	46,247	13,848
Total comprehensive income		$135,093	$85,101	$197,796	$112,876

Earnings per share:
Basic	13	$0.37	$0.33	$0.76	$0.48
Diluted	13	$0.35	$0.32	$0.76	$0.46

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$72,118	$68,573	$151,549	$99,028

Adjustments:
Depreciation, depletion and amortization		34,710	26,876	68,813	51,744
Reclamation expense (recovery)	8	3,800	(7,560)	2,738	(2,755)
Share-based compensation, net of cash settlements		1,133	2,045	(4,107)	2,871
Finance costs		5,155	4,356	9,860	7,954
Income tax expense (recovery)	12	54,183	(2,155)	107,381	22,668
Unrealized foreign exchange (gain) loss		(3,469)	12,411	(5,600)	9,305
Unrealized fair value (gain) loss on financial asset related to the Additional Royal Gold Agreement	16	(2,100)	12,100	36,400	13,500
Gain on sale of Greenstone Partnership	4	(2,071)	(14,977)	(18,185)	(21,607)
Other		(1,668)	(1,004)	(306)	488
Reclamation payments	8	(138)	(2,224)	(350)	(3,813)
Cash provided by operating activities prior to changes in working capital and income taxes paid		161,653	98,441	348,193	179,383
Income taxes paid		(53,925)	(47,382)	(78,549)	(48,831)
Changes in working capital	14	(41,548)	(25,754)	(83,370)	(46,636)
Cash provided by operating activities		66,180	25,305	186,274	83,916

Investing activities
Property, plant and equipment additions		(89,139)	(50,883)	(160,223)	(99,450)
Proceeds from disposition of equity investments		6,961	—	12,962	—
Proceeds from disposition of property, plant, and equipment		214	245	214	245
Purchase of equity investments	16	(12,957)	(21,977)	(18,249)	(21,977)
Cash used in investing activities		(94,921)	(72,615)	(165,296)	(121,182)

Financing activities
Dividends paid	13	(9,977)	(10,582)	(20,098)	(20,848)
Payment of borrowing and financing costs		(724)	(500)	(1,234)	(504)
Repayment of lease obligations		(3,959)	(1,797)	(7,457)	(4,010)
Proceeds from common shares issued		451	1,387	1,887	2,246
Payment for common shares repurchased	13	(49,691)	(27,032)	(72,157)	(41,951)
Cash used in financing activities		(63,900)	(38,524)	(99,059)	(65,067)
Decrease in cash and cash equivalents during the period		(92,641)	(85,834)	(78,081)	(102,333)
Cash and cash equivalents at beginning of the period		543,491	608,174	528,931	624,673
Cash and cash equivalents at end of the period		$450,850	$522,340	$450,850	$522,340

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2026	199,806,355	$727,038	$30,945	$(49,363)	$1,351,142	$2,059,762
Net earnings	—	—	—	—	151,549	151,549
Other comprehensive income (note 16)	—	—	—	46,247	—	46,247
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 13)	(4,178,300)	(73,521)	—	—	—	(73,521)
Related to the effect of share repurchase liability (note 13)	—	800	—	—	—	800
Share-based compensation expense	—	—	541	—	—	541
Issued on exercise of stock options	196,964	1,542	(416)	—	—	1,126
Issued under the employee share purchase plan	60,514	953	—	—	—	953
Issued on redemption of restricted share units	253,086	429	(429)	—	—	—
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(20,098)	(20,098)
Balance at June 30, 2026	196,138,619	$657,241	$30,641	$(3,116)	$1,482,593	$2,167,359

Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	99,028	99,028
Other comprehensive income (note 16)	—	—	—	13,848	—	13,848
Transaction with shareholders:
Repurchase of shares - NCIB (note 13)	(6,355,433)	(42,771)	—	—	—	(42,771)
Related to the effect of share repurchase liability (note 13)	—	(5,119)	—	—	—	(5,119)
Share-based compensation expense	—	—	1,292	—	—	1,292
Issued on exercise of stock options	331,507	2,359	(657)	—	—	1,702
Issued under the employee share purchase plan	116,990	672		—	—	672
Issued on redemption of restricted share units	201,648	573	(568)	—	—	5
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(20,848)	(20,848)
Balance at June 30, 2025	204,325,992	$782,408	$32,214	$2,653	$886,450	$1,703,725
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. The Company also owns a vertically integrated US Molybdenum Business Unit (“US Moly”) and another molybdenum property in North America.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.
These financial statements were authorized for issuance by the Board of Directors of the Company on July 28, 2026.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1, while many of the existing principles in IAS 1 are expected to be retained, with limited changes. IFRS 18 is not expected to impact the recognition or measurement of items in the financial statements; however, it may affect what an entity reports as its operating profit or loss.

The Company is actively evaluating the impact of IFRS 18 on its financial statements. The Company has identified Adjusted EBITDA and Adjusted Net Earnings as potential management-defined performance measures and continues to assess their impact on the disclosures in the financial statements upon

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

adoption. The Company is also evaluating the impact on the statement of profit or loss and the statement of cash flows arising from new subtotals and/or line items required under the new presentation structure, including operating profit, and changes in how certain existing subtotals are calculated.

IFRS 18 will apply to reporting periods beginning on or after January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18. The Company does not intend to early adopt the standard prior to its effective date.

4. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on the Greenstone Mine achieving certain cumulative production milestones. In 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.
The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, January 1, 2025	$63,088
Remeasurement gain	50,545
Settlements during the period	(41,044)
Balance, December 31, 2025	$72,589
Remeasurement gain	18,185
Balance, June 30, 2026 (note 5)	$90,774

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset are summarized in the table below:

	June 30, 2026	December 31, 2025
Gold price per oz	$4,000 - $4,467	$3,430 - $3,520
Timing of receipt of remaining contingent payments	2026 to 2027	2026 to 2027
Discount rate	5.56%	5.56%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company applied the variable consideration constraint in accordance with IFRS 15 Revenue recognition from contracts with customers through developing an established range of data points between the minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production and public guidance disclosures for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.
5. Other current assets and liabilities

	June 30, 2026	December 31, 2025
Other current assets
Due from Equinox (1)	$90,774	$37,519
Prepaid insurance expenses	5,156	9,229
Deposits for consumable supplies	4,274	1,924
Prepaid assets	4,618	6,156
Other	848	554
Total other current assets	$105,670	$55,382
Other current liabilities
Current portion of lease obligations	$8,879	$7,924
Current portion of provision for reclamation (note 8)	3,395	—
Share repurchase liability (note 13)	20,933	21,733
Other	2,463	2,327
Total other current liabilities	$35,670	$31,984
(1)Relates to the current portion of amount due from Equinox associated with the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 4). See also Note 7 relating to non-current portion of amount due from Equinox.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance January 1, 2026	$773,332	$535,604	$55,209	$236,255	$1,600,400
Balance June 30, 2026	$800,007	$535,860	$47,711	$373,992	$1,757,570
(1)Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.

During the six months ended June 30, 2026, $235.2 million of additions were capitalized to PP&E, including $0.6 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $33.1 million mostly related to the concentrate storage facility at the Mount Milligan Mine.

During the year ended December 31, 2025, $295.5 million of additions were capitalized to PP&E, including $19.0 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $6.3 million.

During the year ended December 31, 2025, an impairment reversal of $193.5 million was recognized on the Goldfield Project and impairment reversal of $147.6 million ($144.8 million, net of tax) was recognized on the Kemess Project. These impairment reversals represent the full reversal of prior impairments allocated to long-lived assets, as adjusted for depreciation, depletion and amortization.
7. Other non-current assets and liabilities

	June 30, 2026	December 31, 2025
Other non-current assets
VAT and other tax receivables(1)	$5,814	$6,413
Non-current supplies inventory	346	346
Due from Equinox(2)	—	35,070
Other	1,997	2,020
Total other non-current assets	$8,157	$43,849

Other non-current liabilities
Non-current portion of lease obligations(3)	$36,883	$10,867
Non-current portion of deferred revenue(4)	24,702	24,362
Post-retirement benefits	2,553	2,312
Other	1,989	—
Total other non-current liabilities	$66,127	$37,541
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox associated with the sale of its interest in the Greenstone Partnership (note 4).
(3)Relates to the additional leases at the Thompson Creek Mine and the Mount Milligan Mine.
(4)Relates to the Additional Royal Gold Agreement (note 16a).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	June 30, 2026	December 31, 2025
Balance, beginning of year	$294,452	$271,308
Changes in cost estimates	5,197	18,475
Changes in discount rate	(651)	(8,859)
Accretion	5,979	11,210
Liabilities settled	(350)	(5,319)
Foreign exchange revaluation	(4,823)	7,637
Balance, end of period	$299,804	$294,452

Current portion of reclamation provision (note 5)	3,395	—
Non-current portion of reclamation provision	296,409	294,452
Total provision for reclamation	$299,804	$294,452

The range of the nominal risk-free interest rate used in discounting the reclamation provision are presented below:

	As at June 30, 2026			As at December 31, 2025
Range of nominal risk-free interest rate applied	3.48%	to	4.91%	3.56%	to	4.84%
b. Reclamation expense (recovery)
The expense (recovery) relating to the exploration and evaluation and care and maintenance sites are attributable to the following factors:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Changes in cost estimates	$1,611	$(550)	$999	$3,033
Changes in discount rate	2,119	(7,104)	1,557	(5,931)
Other	70	94	182	143
Total reclamation expense (recovery)	$3,800	$(7,560)	$2,738	$(2,755)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Revenue
Total revenue consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gold revenue	$263,302	$166,882	$564,733	$305,496
Copper revenue	66,083	42,248	136,077	83,268
Molybdenum revenue	116,358	66,805	214,722	158,456
Other by-product revenue(1)	8,509	6,332	24,034	11,507
Revenue from contracts with customers	$454,252	$282,267	$939,566	$558,727
Provisional and final pricing adjustment on concentrate sales(2)	(12,516)	5,699	(8,954)	29,666
Metal content adjustments on concentrate sales	976	377	(3,206)	(551)
Total revenue	$442,712	$288,343	$927,406	$587,842
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 12.8 million pounds of copper, 36,531 ounces of gold, and 119,266 pounds of molybdenum (June 30, 2025 - 13.8 million pounds of copper, 27,994 ounces of gold, and 36,821 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

10. Other operating expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Selling and marketing(1)	$3,769	$2,698	$6,793	$5,500
Study costs(2)	6,016	462	6,548	1,581
Unrealized (gain) or loss on financial asset related to the Additional Royal Gold Agreement (note 16a)	(2,100)	12,100	36,400	13,500
Langeloth Facility standby costs(3)	1,219	—	7,307	—
Other, net	—	293	164	293
Other operating expenses	$8,904	$15,553	$57,212	$20,874
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Primarily relates to study costs at the Mount Milligan Mine.
(3)Includes costs, net of insurance proceeds incurred at the Langeloth Facility that could not be capitalized to production inventory during the period of suspension of operations in February and March 2026. In April 2026, roasting operations of molybdenum concentrates provisionally resumed with controlled ramp-up.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Other non-operating (income) expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest income(1)	$(4,055)	$(5,701)	$(8,249)	$(11,072)
Foreign exchange (gain) or loss (2)	(7,437)	6,129	(14,698)	2,668
Gain on equity investments (3)	(646)	(525)	(3,246)	(1,121)
Gain on sale of PP&E	(214)	(245)	(214)	(245)
Costs associated with the expected resolution of legal matter (4)	3,662	—	3,662	—
Other (income) expenses	(184)	1,302	1,431	1,112
Other non-operating (income) expense	$(8,874)	$960	$(21,314)	$(8,658)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.
(3)Relates to short-term equity investments designated as fair value through profit and loss.
(4)Relates to the Langeloth labour matter, refer to note 15.
12. Income Taxes

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current income tax expense	$25,494	$5,186	$75,524	$34,496
Deferred income tax expense (recovery)	28,689	(7,341)	31,857	(11,828)
Total income tax expense (recovery)	$54,183	$(2,155)	$107,381	$22,668

In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate resulted in the reduction of the deferred tax liabilities subject to Turkish tax as of June 30, 2026.
13. Shareholder's equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid (“NCIB”)
On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the six months ended June 30, 2026, the Company repurchased 4,178,300 common shares (2025 - 6,355,433 common shares) for total consideration of $72.2 million (2025 - $42.0 million) at an average price of $17.27 (C$23.97) (2025 - $6.60) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Automatic Share Purchase Plan

On June 26, 2026, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $20.9 million (December 31, 2025 - $21.7 million) with a certain share price limit during the period ending July 30, 2026.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in share capital.
b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings	$72,118	$68,573	$151,549	$99,028
Dilutive impact related to the RSU plan(1)	(96)	(394)	—	513
Dilutive impact related to the PSU plan(2)	(1,775)	(1,458)	—	(3,042)
Diluted earnings	$70,247	$66,721	$151,549	$96,499

Basic weighted average common shares (in thousands)	197,544	206,080	198,576	207,705
Dilutive impact of stock options (in thousands)	989	10	992	8
Dilutive impact related to the RSU plan (in thousands)(1)	2,151	2,846	817	2,481
Dilutive impact related to the PSU plan (in thousands)(2)	1,266	1,512	—	1,512
Diluted weighted average common shares (in thousands)	201,950	210,448	200,385	211,706

Earnings per share:
Basic	$0.37	$0.33	$0.76	$0.48
Diluted	$0.35	$0.32	$0.76	$0.46
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

For the six months ended June 30, 2026 and 2025, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
RSUs and PSUs excluded from earnings per share (in thousands)	—	—	2,525	—
ASPP impact excluded from earnings per share (in thousands)(1)	1,321	1,764	1,321	1,764
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On July 28, 2026, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on August 19, 2026.
14. Supplemental cash flow disclosure
Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Decrease (increase) in amounts receivable	$14,913	$(5,684)	$17,596	$(38,271)
Increase in inventories	(42,903)	(15,617)	(93,453)	(6,446)
Decrease (increase) in other current assets	704	(11,130)	2,782	(14,534)
(Decrease) increase in accounts payable and accrued liabilities	(14,262)	6,677	(10,295)	12,615
Changes in working capital	$(41,548)	$(25,754)	$(83,370)	$(46,636)
15. Commitments and contingencies
Commitments
As of June 30, 2026, the Company had entered into contracts related to PP&E totaling $164.1 million (June 30, 2025 - $43.9 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. The Company has been audited and reassessed by the British Columbia Ministry of Finance in respect of British Columbia mineral tax filings for the 2013 to 2021 taxation years. The Company believes the tax position it has taken is supportable and is disputing the reassessments. The Company does not expect the outcome of the reassessments to have a material effect on the Company’s financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.

The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previously written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company sought leave to appeal from the Supreme Court of Canada and is awaiting a decision. In the first quarter of 2026, the Company paid approximately $22.4 million to H.R.S. pursuant to the B.C. Court of Appeal decision, which was previously accrued as at December 31, 2025, and will make future royalty payments on that basis. If that appeal to the Supreme Court of Canada is successful, the Company may be entitled to recover some or all of the amounts paid to H.R.S. and revert to the previous royalty calculation.

Langeloth Labour Matter

Langeloth Metallurgical Company, LLC ("Langeloth") is involved in a historical labour-related proceeding filed by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (the “UAW”) at the U.S. National Labor Relations Board (“NLRB”) concerning the recall and reinstatement of former economic strikers. During 2026, the parties engaged in settlement discussions and have negotiated the terms of a settlement in July 2026 providing for aggregate payments of approximately $3.7 million. The settlement remains subject to execution by the parties, approval by the Regional Director of the NLRB and remand of the proceeding by the NLRB. As at June 30, 2026, the Company recognized a provision of $3.7 million representing management's best estimate of the probable cost to resolve the matter. The ultimate amount paid may differ from the amount accrued.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Financial instruments
The Company’s principal financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company’s principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	June 30, 2026	December 31, 2025
Other current financial assets
Current derivative instrument assets (note 16b)	$4,099	$2,566
Current equity investments (note 16d)	2,253	11,967
	6,352	14,533
Other non-current financial assets
Royal Gold financial asset (note 16a)	$76,900	113,300
Non-current derivative instrument assets (note 16b)	273	255
	77,173	113,555
Non-current equity investments (note 16d)	146,532	105,870
Total other financial assets	$230,057	$233,958

Other current financial liabilities
Current derivative instrument liabilities (note 16b)	$21,383	$16,346
	21,383	16,346
Other non-current financial liabilities
Non-current derivative instrument liabilities (note 16b)	58,536	82,093
	58,536	82,093
Total other financial liabilities	$79,919	$98,439
The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Decrease in fair value of derivative instrument liabilities	$72,662	$11,851	$31,702	$13,120
(Decrease) increase in fair value of equity investments accounted through fair value through other comprehensive income	(10,989)	5,832	15,312	5,162
Reclassified to net earnings	1,302	(1,155)	(767)	(4,434)
Increase in fair value of financial instruments and equity investments included in OCI(1)	$62,975	$16,528	$46,247	$13,848
(1)Includes tax expense of $6.2 million for the three months ended June 30, 2026 (three months ended June 30, 2025 - $5.2 million tax expense) and $4.8 million tax expense for the six months ended June 30, 2026 (six months ended June 30, 2025 - $5.8 million tax expense).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement

The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.
In 2024, the Company and its subsidiary, TCM, entered into an Additional Royal Gold Agreement relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones. On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming an extension of the life of mine. The fair value of the financial asset was re-measured at that time to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, January 1, 2025	$67,200
Settlement of deferred gold consideration(1)	43,101
Fair value adjustments	2,999
Balance, December 31, 2025	$113,300
Fair value adjustments	$(36,400)
Balance, June 30, 2026	$76,900
(1)Represents the value of the delivery of the first deferred gold consideration, settled in gold ounces.
The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considers the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will re-evaluate this assessment each period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	June 30, 2026	December 31, 2025
Gold price per oz - short-term (1)	$4,000 - $4,795	$3,000 - $4,000
Gold price per oz - long-term	$3,500	$3,000
Copper price per lb - long term	$4.84	$4.50
Timing of delivery of deferred gold consideration (range of years)	2026 to 2034	2026 to 2034
Gold price volatility used in the Monte Carlo simulation	18.8%	18.5%
Discount rate	6.75% - 8.00%	6.25% - 7.63%
(1) Short-term represents the years 2026-2029 as at June 30, 2026 (2026-2029 as at December 31, 2025).
The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Gold price per oz	+/-$250/oz	+/- $5,335
Copper price per lb	+/-$0.50/lb	+/- $19,483
Discount rate	+/-1%	+/- $15,699

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
•Timing of deferred gold consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of threshold payments and free cash flows interest payments components of the financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	June 30, 2026	December 31, 2025
Derivative instrument assets
Current
Foreign exchange contracts	$—	$1,752
Fuel contracts	4,026	—
Royal Gold deliverables(1)	73	814
	4,099	2,566
Non-current
Foreign exchange contracts	—	250
Fuel contracts	273	5
	273	255
Total derivative instrument assets	$4,372	$2,821

Derivative instrument liabilities
Current
Foreign exchange contracts	$8,579	$259
Fuel contracts	—	1,370
Royal Gold deliverables(1)	8,397	56
Gold contracts	4,407	14,661
	21,383	16,346
Non-current
Foreign exchange contracts	940	111
Fuel contracts	—	504
Gold contracts(2)	57,596	81,478
	58,536	82,093
Total derivative instrument liabilities	$79,919	$98,439
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.
(2)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at June 30, 2026 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2026	2027	2028+	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.59/$0.66	—	—	Fixed	1,431,000
ULSD swap contracts(1)	Litres	$0.63	$0.58	—	Fixed	23,097,385
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.36/$1.42	—	—	Fixed	36,000,000
US$/C$ forward contracts	CAD	$1.38	$1.36	—	Fixed	456,000,000
Gold Hedge Contracts
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,696	—	—	Fixed	10,383
Goldfield Project zero-cost collars(3)	Ounces	—	—	$3,200/$4,575	Fixed	117,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
(3)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts related to the Oksut Mine for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.
In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price in the case. The option collar contracts utilize a price floor, allowing for significant

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at June 30, 2026, are expected to settle by the end of the third quarter of 2026, and are summarized as follows:

Instrument	Unit	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	19,899
Copper forward contracts	Pounds	3,031,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices and specific contract terms.
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period and specific contract terms outlined in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at June 30, 2026 and December 31, 2025, are summarized as follows:

	June 30, 2026	December 31, 2025
Trade receivables prior to mark-to-market adjustment	$35,944	$50,407
Mark-to-market adjustment related to gold and copper concentrate sold	(14,833)	11,500
Mark-to-market adjustment related to molybdenum products sold	(48)	697
Provisionally-priced trade receivables	$21,063	$62,604
As at June 30, 2026 and December 31, 2025, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Fair value price ($/unit)
	Unit	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Copper	Pounds	12,766,948	11,478,789	6.07	5.64
Gold	Ounces	36,531	35,004	4,040	4,338
Molybdenum	Pounds	119,266	79,710	28.23	22.57

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at June 30, 2026 and December 31, 2025, are summarized as follows:

	June 30, 2026	December 31, 2025
Accounts payable prior to fair value adjustment	$30,959	$61,433
Fair value adjustment to molybdenum concentrate	9,730	224
Provisionally-priced accounts payable	$40,689	$61,657
As at June 30, 2026 and December 31, 2025, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Molybdenum	Pounds	2,095,911	1,155,206	$28.26	$21.49
d. Equity Investments

	June 30, 2026	December 31, 2025
Current portion of equity investments	$2,253	$11,967
Non-current portion of equity investments (1)	146,532	105,870
Total equity investments	$148,785	$117,837
(1)Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $56.2 million and investment in Liberty Gold Corp. of $55.6 million as at June 30, 2026.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$76,900	$76,900
Provisionally-priced trade receivables	—	21,063	—	21,063
Equity investments	148,785	—	—	148,785
Derivative financial instruments	—	4,372	—	4,372
	$148,785	$25,435	$76,900	$251,120

Financial liabilities
Provisionally-priced accounts payable	$—	$40,689	$—	$40,689
Derivative financial instruments	—	79,919	—	79,919
	$—	$120,608	$—	$120,608

December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$113,300	$113,300
Provisionally-priced trade receivables	—	62,604	—	62,604
Equity investments	117,837	—	—	117,837
Derivative financial instruments	—	2,821	—	2,821
	$117,837	$65,425	$113,300	$296,562

Financial liabilities
Provisionally-priced accounts payable	$—	$61,657	$—	$61,657
Derivative financial instruments	—	98,439	—	98,439
	$—	$160,096	$—	$160,096
During the six months ended June 30, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of deferred gold consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Equity investments
Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
17. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
During the first quarter of 2026, the Company revised its internal organizational structure as a result of changes and advancements within the business and to better reflect how the CODM evaluates performance and allocates resources. The Company identified the Goldfield Project as a separate standalone reportable segment to align with the CODM focus on the ongoing construction and development of the project. Additionally, the Company refined the US Moly segment to comprise of the Thompson Creek Mine and Langeloth Metallurgical Facility which are vertically integrated. The Endako mine is now being presented within Corporate and Other, aligned with the Company’s updated organizational structure.
The comparative segment information for prior period has been restated to reflect the revised reportable segments. The reclassification has no impact on the Company’s previously reported consolidated net earnings, total assets, or cash flows.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended June 30, 2026
(Thousands of U.S. dollars)	Oksut	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	141,285	$182,052	$119,375	$—	$442,712	$—	$442,712
Cost of sales
Production costs	52,967	86,591	111,855	—	251,413	—	251,413
Depreciation	15,930	15,166	1,192	—	32,288	—	32,288
Earnings from mine operations	72,388	$80,295	$6,328	$—	$159,011	$—	$159,011
Exploration and evaluation costs	443	85	—	625	1,153	9,608	10,761
Corporate administration costs	—	—	—	—	—	8,497	8,497
Share-based compensation expenses	—	—	—	—	—	1,133	1,133
Care and maintenance expenses	—	—	—	—	—	5,405	5,405
Reclamation expense	—	—	—	—	—	3,800	3,800
Other operating expenses	928	2,906	2,534	—	6,368	2,536	8,904
Earnings (loss) from operations	71,017	$77,304	$3,794	(625)	$151,490		$120,511
Gain on sale of Greenstone Partnership						(2,071)	(2,071)
Other non-operating income						(8,874)	(8,874)
Finance costs						5,155	5,155
Earnings before income tax							$126,301
Income tax expense						54,183	54,183
Net earnings							$72,118
Additions to PP&E	8,440	$48,307	$61,985	12,065	$130,797	$2,730	$133,527

Three Months Ended June 30, 2025
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	90,976	$126,822	$70,545	—	$288,343	$—	$288,343
Cost of sales
Production costs	34,514	70,672	69,682	—	174,868	—	174,868
Depreciation	9,574	15,324	1,139	—	26,037	—	26,037
Earnings (loss) from mine operations	46,888	$40,826	$(276)	—	$87,438	$—	$87,438
Exploration and evaluation costs	525	1,264	—	1,660	3,449	6,201	9,650
Corporate administration costs	—	—	—	—	—	7,664	7,664
Share-based compensation expenses	—	—	—	—	—	2,045	2,045
Care and maintenance expenses	—	—	—	—	—	3,601	3,601
Reclamation recovery	—	—	—	—	—	(7,560)	(7,560)
Other operating expenses	207	14,457	587	—	15,251	302	15,553
Earnings (loss) from operations	46,156	$25,105	$(863)	(1,660)	$68,738		$56,485
Gain on sale of Greenstone Partnership						(14,977)	(14,977)
Other non-operating expense						960	960
Finance costs						4,084	4,084
Earnings before income tax							$66,418
Income tax recovery						(2,155)	(2,155)
Net earnings							$68,573
Additions to PP&E	11,939	$16,660	$26,817	5	$55,421	$195	$55,616

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Six months ended June 30, 2026
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$325,013	$377,940	$224,453	$—	$927,406	$—	$927,406
Cost of sales
Production costs	112,411	180,585	212,599	—	505,595	—	505,595
Depreciation, depletion and amortization	32,226	30,682	2,281	—	65,189	—	65,189
Earnings from mine operations	$180,376	$166,673	$9,573	$—	$356,622	$—	$356,622
Exploration and evaluation costs	673	1,055	—	3,441	5,169	18,288	23,457
Corporate administration costs	—	—	—	—	—	21,093	21,093
Share-based compensation expenses	—	—	—	—	—	12,797	12,797
Care and maintenance expenses	—	—	—	—	—	10,034	10,034
Reclamation expense	—	—	—	—	—	2,738	2,738
Other operating expenses	1,018	44,011	9,461	—	54,490	2,722	57,212
Earnings (loss) from operations	$178,685	$121,607	$112	$(3,441)	$296,963		$229,291
Gain on sale of Greenstone Partnership						(18,185)	(18,185)
Other non-operating income						(21,314)	(21,314)
Finance costs						9,860	9,860
Earnings before income tax							$258,930
Income tax expense						107,381	107,381
Net earnings							$151,549
Additions to PP&E	$11,631	$81,358	$119,001	$18,691	$230,681	$4,491	$235,172

Six months ended June 30, 2025
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$160,605	$262,021	$165,216	$—	$587,842	$—	$587,842
Cost of sales
Production costs	61,528	148,442	163,776	—	373,746	—	373,746
Depreciation, depletion and amortization	17,040	30,808	2,273	—	50,121	—	50,121
Earnings (loss) from mine operations	$82,037	$82,771	$(833)	$—	$163,975	$—	$163,975
Exploration and evaluation costs	1,066	1,906	—	3,047	6,019	10,806	16,825
Corporate administration costs	—	—	—	—	—	17,145	17,145
Share-based compensation expenses	—	—	—	—	—	2,871	2,871
Care and maintenance expenses	—	—	—	—	—	9,630	9,630
Reclamation recovery	—	—	—	—	—	(2,755)	(2,755)
Other operating expenses	351	19,050	1,171	—	20,572	302	20,874
Earnings (loss) from operations	$80,620	$61,815	$(2,004)	$(3,047)	$137,384		$99,385
Gain on sale of Greenstone Partnership						(21,607)	(21,607)
Other non-operating income						(8,658)	(8,658)
Finance costs						7,954	7,954
Earnings before income tax							$121,696
Income tax expense						22,668	22,668
Net earnings							$99,028
Additions to PP&E	$23,859	$40,326	$59,223	$36	$123,444	$232	$123,676

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

18. Subsequent events

Corporate Revolving Facility Extension

On July 15, 2026, the Company entered into an amended $600 million revolving credit facility (the “2026 Corporate Facility”) with a term of four years, maturing on July 15, 2030. The interest rate payable on any outstanding borrowings under the 2026 Corporate Facility is the Secured Overnight Financing Rate (“SOFR”), plus an applicable margin of 1.875% to 3.000%, depending on the Company’s net leverage ratio.